Exhibit 99.20

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

Kevin van Warmerdam

I, Kevin van Warmerdam, P.Eng., as an author of this report entitled “Great Bear Gold Project Ontario, Canada - Voluntary National Instrument 43-101 Technical Report” with an effective date of September 1, 2024, prepared for Kinross Gold Corporation, do hereby certify that:

1)	I am Senior Director, Engineering with Kinross Gold Corporation, of 25 York Street, 17th Floor, Toronto, Ontario, M5J 2V5.

2)	I am a graduate of Queen’s University, Kingston, Ontario in 2008 with a B.A.Sc. degree in Mechanical Engineering. I am a graduate of the Schulich School of Business, Toronto, Ontario in 2016 with an MBA.

3)	I am registered as a Professional Engineer in the Province of Ontario (Reg.# 100133956). I have worked as an engineer for a total of 16 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	My work experience has included involvement in and leadership of many gold projects ranging from early-stage studies to detailed execution including detailed design, construction, commissioning, and ramp-up.

•	I have developed and owned detailed financial models for gold project valuations as well as led or peer reviewed project economic analysis work by others.

4)	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)	I visited the Great Bear Project on July 24 to 25, 2024.

6)	I am responsible for Sections 18.1 Roads, 18.2 Utilities, 18.3 Fuel Facilities, 18.4 Buildings (except paste backfill plant), 21 (plant, site infrastructure, G&A, sustaining capital costs), 22, and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7)	I am not independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8)	I have had prior involvement with the property that is the subject of the Technical Report.

9)	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

Kinross Gold Corporation Great Bear Gold Project Ontario, Canada NI 43-101 Technical Report

10)	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 10th day of September, 2024

(Signed and Sealed) Kevin van Warmerdam

Kevin van Warmerdam, P.Eng,